September 12,
2024

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

        Re: Beneficient
            Registration Statement on Form S-3
            Filed August 22, 2024
            File No. 333-281694
Dear Brad K. Heppner:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your disclosure on pages 5 and 87 that the Yorkville "may be" deemed an underwriter within the meaning of the Securities Act. Because the selling stockholder,
       Yorkville, is the equity line investor under your Standby Equity Purchase Agreement dated June 27, 2023, please revise your disclosure on the cover page and pages 5 and 87 to name Yorkville as an underwriter for this offering. Refer to Question
139.13 of the
       Compliance and Disclosure Interpretations for the Securities Act
Sections.
2. We note your disclosure on page 90 that "Selling Holder, or agents designated by it, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an 'underwriter' as the term is defined in the Securities Act." Please revise this section to state clearly that (1) Yorkville is an underwriter in this offering, and
       (2) Mendoza Ventures Pre-Seed Fund II GP, LLC, Interest Solutions, LLC, and
       Convergency Partners, LLC may be deemed to be underwriters in this offering. Refer
 September 12, 2024
Page 2

       to Question 139.11 of the Compliance and Disclosure Interpretations for the Securities
       Act Sections.
3. It appears based on disclosure in the filing that Yorkville beneficially owns more than
       1,325,382 shares, taking into account shares issued or issuable under the 2023 equity line agreement. Please revise the selling stockholders' table or advise why you only included
       1,325,382 shares issuable pursuant to the August 6, 2024 purchase agreement with
       Yorkville. Refer to Item 507 of Regulation S-K.
Cover page

4. Based on your disclosure related to the June 27, 2023 equity line agreement with
       Yorkville on pages 82-83, it appears that you have already registered some of the shares issuable pursuant to that equity line agreement on a prior registration statement. Please revise your cover page and elsewhere as appropriate to describe other registration statement(s) relating to the issuance of shares under the equity line agreement, the applicable timelines, how many shares were issued at that time, and how many shares remain available and may be registered at a later time, if any.
Selling Stockholders, page 80

5. Please revise your selling stockholders' table on page 81 to disclose the natural person or persons who exercise the sole or shared voting and dispositive control with respect to the shares held by the entities named in the table.
Plan of Distribution, page 87

6. We note your disclosure on page 91 that selling shareholders will be subject to Regulation
       M. Please clarify how the selling shareholders plan to comply with the provisions of
       Regulation M that may prohibit Yorkville or any of its affiliates, who are participating in the distribution of the Class A common stock, from engaging in market making activities or purchasing shares in the open market while the equity line is in effect.
Item 16. Exhibits, page II-2

7.     We note your disclosure on page 86 regarding the following:
           the liquidity financing transaction with Mendoza Ventures that closed on February 6,
           2024;
           the issuance of Series B-3 Preferred Stock to Interest Solutions on February 6, 2024,
           in connection with investors relations advisory services rendered by Interest
           Solutions; and
           the issuance of Series B-4 Preferred Stock to Convergency Partners on March 27,
           2024, in connection with business advisory services rendered by Convergency
           Partners.
       Please file the relevant agreements as exhibits to your registration statement. Refer to
       Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 12, 2024
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Matthew L. Fry, Esq.